UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
SEC File Number 001-36353
CUSIP Number G97822103

NOTIFICATION OF LATE FILING
(Check One):      [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR
For Period Ended: April 1, 2017

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

______________________________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Perrigo Company plc
Full Name of Registrant

Former Name if Applicable

Treasury Building, Lower Grand Canal Street
Address of Principal Executive Office (Street and Number)

Dublin 2, Ireland
City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. [X] (Check box if appropriate.)

(a)    The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]
(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Perrigo Company plc (the “Company”) has determined that is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2017 (the “Form 10-Q”) by May 11, 2017, the original due date for such filing. As previously announced in Item 4.02 of the Form 8-K filed on April 25, 2017, the Company’s Board of Directors determined that certain previously issued financial statements of the Company should no longer be relied upon and must be restated. The Company anticipates filing a Form 10-K for the fiscal year ended December 31, 2016 that will contain audited restated financial statements for the fiscal years ended June 28, 2014 and June 27, 2015 and the transition period from June 28, 2015 to December 31, 2015, as well as restated information for the quarterly periods included within the fiscal year ended June 27, 2015, the transition period from June 28, 2015 to December 31, 2015, and the fiscal year ended December 31, 2016. The Company also anticipates filing amended Form 10-Qs for the quarterly periods ended April 2, 2016, July 2, 2016 and October 1, 2016. The Company is still in the process of preparing these filings, and as a result, the Company cannot file its Form 10-Q by the due date.

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Ronald L. Winowiecki	(269)	673-8451
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ ] Yes     [X] No

Annual Report on Form 10-K for the fiscal year ended December 31, 2016

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes     [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until the completion of the filings referred to in Part III above, the Company is unable to provide a reasonable estimate of its detailed results of operations for the quarterly period ended April 1, 2017. In the press release, furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on April 25, 2017, the Company disclosed preliminary unaudited first quarter 2017 consolidated net sales of approximately $1.2 billion, comprised of Consumer Healthcare Americas (CHCA) nets sales of $0.58 billion, Consumer Healthcare International (CHCI) net sales of $0.37 billion and Prescription Pharmaceuticals (Rx) net sales of $0.22 billion. These results do not include any contributions from the Tysabri® royalty stream, which was sold on March 27, 2017.

Forward-Looking Statements

Certain statements in this filing are “forward-looking statements.” These statements relate to future events or the Company’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or the negative of those terms or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, including the time, effort and expense to complete the restatements, future impairment charges, the ability to achieve its guidance, the completion of announced acquisitions or dispositions, the ability to execute and achieve the desired benefits of announced initiatives, and the timing, amount and cost of any share repurchases. In addition, the Company may identify and be unable to remediate one or more material weaknesses in its internal control over financial reporting, may encounter unanticipated material issues or additional adjustments that could delay the completion of the restatements or the filing of required periodic reports with the United States Securities and Exchange Commission, or may be unable to regain compliance with the NYSE continued listing rules. Furthermore, the Company and/or its subsidiaries may incur additional tax liabilities in respect of 2016 and prior years as a result of any restatement or may be found to have breached certain provisions of Irish company legislation in respect of prior financial statements and if so may incur additional expenses and penalties. These and other important factors, including those discussed under “Risk Factors” in the Company’s Form 10-KT for the six-month period ended December 31, 2015, as well as the Company’s subsequent filings with the United States Securities and Exchange Commission, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this filing are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PERRIGO COMPANY PLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 11, 2017	By: /s/ Ronald L. Winowiecki
Ronald L. Winowiecki
Acting Chief Financial Officer